Exhibit 12.2

RATIO OF EARNINGS TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to combined fixed charges and preferred stock dividends on a reported basis for the periods indicated.  Earnings consist of income from continuing operations plus fixed charges.  Fixed charges consist of interest expense and amortization of deferred financing costs.  We have calculated the ratio of earnings to combined fixed charges and preferred stock dividends by adding net income from continuing operations to fixed charges and dividing that sum by such fixed charges plus preferred dividends, irrespective of whether or not such dividends were actually paid.

	Year Ended December 31,
	2004	2005		2006		2007		2008
	(in thousands)
Income from continuing operations before income taxes	$13,807	$39,674		$58,252		$67,591		$77,619
Interest expense	44,008	34,771		47,611		44,092		39,746
Income before fixed charges	$57,815	$74,445		$105,863		$111,683		$117,365

Interest expense	$44,008	$34,771		$47,611		$44,092		$39,746
Preferred stock dividends	15,807	11,385		9,923		9,923		9,714
Total fixed charges and preferred dividends	$59,815	$46,156		$57,534		$54,015		$49,460
Earnings / combined fixed charges and preferred dividends coverage ratio	*	1.6	x	1.8	x	2.1	x	2.4	x

*     Our earnings were insufficient to cover combined fixed charges and preferred stock dividends by $2,000 in 2004.